Exhibit 99.1

PRESS RELEASE

Formula Systems Files Annual Report for the Year Ended December 31, 2014

Or Yehuda, Israel, May 4, 2015 – Formula Systems (1985) Ltd. (NASDAQ: FORTY) a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products, and providing computer-based business solutions, today announced that it has filed on April 30, 2015 its annual report on Form 20-F for the fiscal year ended December 31, 2014 with the U.S. Securities and Exchange Commission (the “SEC”).

The annual report, which contains the Company's audited consolidated financial statements, can be accessed on the SEC website at http://www.sec.gov as well as via the Company’s website in the Investor Relations section under Financial Reports. The audited financial statements reflect net income of $80.8 million for the year ended December 31, 2014

About Formula
Formula Systems (1985) Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products, and providing computer-based business solutions.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Formula's most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.